09058356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedminster Financial Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 York Road, Suite 2DD1 P.O. Box 295
(No. and Street)

Holicong PA 18928
(City) (State) (Zip Code)

NOTARIAL SEAL
THOMAS O'NEILL
Notary Public
SOLEBURY TWP BUCKS CNTY
My Commission Expires Mar 6, 2013

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Van Pelt 215-794-9016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C Holland PA 18966
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Van Pelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedminster Financial Group, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

On this 17th day of February 2009

Signature

President

Title

Notary Public

NOTARIAL SEAL
THOMAS O'NEILL
Notary Public
SOLEBURY TWP, BUCKS CNTY
My Commission Expires Mar 6, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
Holicong, Pennsylvania

I have audited the accompanying statement of financial condition of Bedminster Financial Group Ltd. (a Delaware corporation) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. at December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Pirolli

February 17, 2009

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 56,434
Funds held by clearing broker	4,484
Deposit with clearing broker	25,000
Commissions receivable	3,259
Prepaid expenses	10,634
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $102,875 (Note 2)	26,673
Security deposit	508
Deferred tax asset (Note 4)	34,262
Total Assets	$161,254

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 17,402
Due to clearing broker	266
Total Liabilities	17,668
Commitment (Note 5)	
Common stock, $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding	-
Additional paid-in capital	1,053,687
Accumulated deficit	(900,101)
Treasury stock, 200 shares at cost	(10,000)
Total Stockholders' Equity	143,586
Total Liabilities and Stockholders' Equity	$ 161,254

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions and trading income	$ 581,324
Interest income and miscellaneous income	4,631
Insurance and annuity income	376,527
Private placement fees	92,756
Consulting fees	924,380
Total revenues	1,979,618
EXPENSES	
Trading and clearing expenses	3,468
Officer's salary	40,200
Salaries	52,200
Payroll tax expense and other tax	8,089
Employee benefits	58,813
Sales and travel expenses	48,614
Regulatory fees and expenses	22,241
Bank service charges	280
Rent	18,840
Licenses, dues and fees	619
Office and postage	27,981
Telephone and telecommunications	19,598
Utilities	3,956
Insurance	1,196
Professional services	17,765
Outside services	28,571
Commission expense	1,528,901
Depreciation expense	645
Education and training expense	6,399
Gifts	5,084
Business meals and entertainment	21,452
Interest expense	38
Total Expenses	1,914,950
Net Income Before Provision for Income Tax Benefit (Expense)	64,668
Provision For Income Tax Benefit (Note 4)	3,711
Net Income	$ 68,379

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balances at January 1, 2008	$ -	$1,053,687	$(844,874)	$(10,000)	$198,813
Net income for the year ended December 31, 2008	-	-	68,379	-	68,379
Dividends paid to Stockholder	-	-	(123,606)	-	(123,606)
Balances, December 31, 2008	$ -	$1,053,687	$(900,101)	$(10,000)	$143,586

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 68,379
Adjustments to Reconcile Net Income to Net Cash provided by Operating Activities:	
Depreciation	645
(Increase) decrease in	
Funds held by clearing broker	20,136
Commissions receivable	8,336
Prepaid expenses	(1,625)
Deferred tax asset	(11,953)
Increase (decrease) in	
Accounts payable and accrued expenses	12,852
Due to clearing broker	(23,637)
Net Cash Provided by Operating Activities	73,133
CASH FLOWS FROM INVESTING ACTIVITIES	
Office Renovations	(6,250)
Dividends Paid to Shareholder	(123,606)
Net Cash Used For Investing Activities	(129,856)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Loan to officer	50,000
Net Cash Provided by Financing Activities	50,000
Net Decrease in Cash and Cash Equivalents	(6,723)
CASH AND CASH EQUIVALENTS, beginning of year	63,157
CASH AND CASH EQUIVALENTS, end of year	$ 56,434

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$38

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Bedminster Financial Group Ltd. (formerly known as Prime Core, Inc.) is an introducing broker-dealer clearing accounts on a fully disclosed basis through Pershing, a Subsidiary of the Bank of New York Mellon Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition
Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions, private placement fees, and related clearing expenses are recorded on a trade date basis as security transactions occur. Consulting fees are recognized when earned per agreement terms.

Cash and Equivalents
For purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker
A minimum required deposit of $25,000 is to be maintained with the Company's clearing broker in accordance with the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows purposes.

Furniture, Fixtures and Equipment
Depreciation of furniture, fixtures and equipment is computed using both straight-line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years using the straight-line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes
Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

Furniture and fixtures	$ 60,697
Equipment	37,436
Leasehold improvements	31,415
Subtotal	129,548
Less accumulated depreciation and amortization	(102,875)
Total	$ 26,673

Depreciation expense charge to operations was $645 in 2008.

(3) RELATED PARTY TRANSACTIONS

The company paid fees for services to a company wholly owned by the majority shareholder and president of Bedminster Financial Group Ltd. in 2008 in the amount of $16,500.

(4) INCOME TAXES

The income tax provision is comprised of the following for the year ended December 31, 2008:

Current benefit of federal tax	$11,953
Less current state tax expense	(8,242)
Net income tax benefit	$ 3,711

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carry forwards.

(4) INCOME TAXES (CONTINUED)

The company has remaining approximately $669,100 of available net operating loss carryforwards which may be used to reduce Federal taxable income expiring through the years 2024, respectively.

The Company's total deferred tax asset and valuation allowance at December 31, 2008 are as follows:

Deferred tax asset related to net operating loss carryovers	$100,374
Less valuation allowance	(65,000)
	35,374
Deferred tax liabilities related to temporary timing differences	(1,112)
Net deferred tax asset	$ 34,262

The valuation allowance was decreased by $15,000 for the year ended December 31, 2008.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

(5) COMMITMENT

The Company entered into a lease agreement in 2006 for office space in Holicong, Pennsylvania. The term of the lease is from May 2006 through April 2009 with monthly rental of $708 which will increase by 4% annually.

(6) PROFIT SHARING PLAN

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2008.

The plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2008.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2008, the Company had net capital of $71,509 which was $66,509 in excess of its required net capital of $5,000.

BEDMINSTER FINANCIAL GROUP LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL

Total stockholders' equity		$143,586
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$10,634	
Furniture, equipment and improvements	26,673	
Security deposit	508	
Deferred tax asset	34,262	
Total Non-Allowable Assets		72,077
Net Capital Before Haircuts on Securities Positions		71,509
Haircuts on securities		-
Net Capital		$ 71,509

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 17,402
Due to clearing broker	266
Total aggregate indebtedness	$ 17,668

BEDMINSTER FINANCIAL GROUP LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT'D)
FOR THE YEAR ENDED DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of total aggregate Indebtedness)	$ 1 ,178
Minimum dollar net capital requirement	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital at 1500%	$66,509
Excess Net Capital at 1000%	$69,742
Ratio Aggregate Indebtedness to Net Capital	.25 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$102,362
Net audit adjustments	(30,853)
Net capital reported herein	$ 71,509

Schedule II

BEDMINSTER FINANCIAL GROUP, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Pershing, a subsidiary of the Bank of New York Mellon Corporation.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
Holicong, Pennsylvania

In planning and performing my audit of the financial statements of Bedminster Financial Group, Ltd.. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following (as appropriate):

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James G. Pulle

February 17, 2009

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2008 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR